UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549-1004





                                  FORM U-9C-3


                    QUARTERLY REPORT PURSUANT TO RULE 58


             For the quarterly period ended September 30, 2000





                             Northeast Utilities
                     ------------------------------------
                      (Name of registered holding company)





                     107 Selden Street, Berlin, CT. 06037
                   ----------------------------------------
                   (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number: 860-665-5000




                                  GENERAL INSTRUCTIONS

A.  Use of Form

    1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

    2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

    3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

    4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.  Statements of Monetary Amounts and Deficits

    1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

    2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C.  Formal Requirements

    This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T(17 CFR 232.10 et seq.).
    A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D.  Definitions

    As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.



ITEM 1 - ORGANIZATION CHART

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------

1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.

-------------------------------------------------------------------------------

                                                             Percentage                          Activities
                   Energy                                   of Voting                            reported
Name of            or Gas    Date of        State of        Securities          Nature of        during the
Reporting Co.      Related   Organization   Organization    Held                Business         period
-----------------  -------   ------------   -------------   -----------------   --------------   ----------
NU                 Holding   1/4/99         Connecticut     100% by             Unregulated           (A)
Enterprises, Inc.                                           Northeast           businesses
                                                            Utilities           holding
                                                                                company

Select             Energy    9/26/96        Connecticut     100% by             Invest in             (B)
Energy, Inc.                                                NU                  energy-related
                                                            Enterprises, Inc.   activities

Select             Energy    3/17/99        Connecticut     100% by             Invest in             (C)
Energy                                                      NU                  energy-related
Portland                                                    Enterprises, Inc.   activities
Pipeline, Inc.

Northeast          Energy    1/4/99         Connecticut     100% by             Invest in             (D)
Generation                                                  NU                  energy-related
Services                                                    Enterprises, Inc.   activities
Company

HEC Inc.           Energy    6/19/90        Massachusetts   100% by             Invest in             (E)
                                                            NU                  energy-related
                                                            Enterprises, Inc.   activities

Reeds Ferry        Energy    7/15/64        New             100% by             Invest in             (F)
Supply Co., Inc.                            Hampshire       HEC Inc.            energy-related
                                                                                activities

HEC/Tobyhanna      Energy    9/28/99        Massachusetts   100% by             Invest in             (G)
Energy Project,                                             HEC Inc.            energy-related
Inc.                                                                            activities

Select Energy      Energy    10/12/94       Massachusetts   100% by             Invest in             (H)
Contracting, Inc.                                           HEC Inc.            energy-related
                                                                                activities

Yankee Energy      Holding   2/15/00        Connecticut     100% by             Public                (I)
System Inc.                                                 Northeast           Utility
                                                            Utilities           Holding
                                                                                Company

Yankee Energy      Energy    7/2/93         Connecticut     100% by             Invest in             (J)
Services Company                                            Yankee Energy       energy-related
                                                            System Inc.         activities

Housatonic         Energy    10/16/87       Connecticut     100% by             Invest in             (K)
Corporation                                                 Yankee Energy       energy-related
                                                            System Inc.         activities

* Southbridge      Energy    12/29/97       Delaware        95% by              Operate and           (L)
  Power &                                                   Yankee Energy       maintain a
  Thermal, LLC                                              Services Company    cogeneration
                                                            5% by               facility
                                                            Housatonic
                                                            Corporation

R.M.               Energy    11/22/94       Connecticut     100% by             Invest in             (M)
Services, Inc.                                              Yankee Energy       energy-related
                                                            System Inc.         activities

Acumentrics        Energy    09/13/00       Massachusetts   5% by               Invest in             (N)
Corporation                                                 NU                  energy-related
(New)                                                       Enterprises, Inc.   activities

ERI/HEC            Energy    09/30/00       Delaware        50% by              Invest in             (O)
EFA-Med, LLC                                                HEC Inc.            energy-related
(New)                                                                           activities

*Sold in June 2000.

(A) NU Enterprises, Inc. is not the "reporting company" but is included in this
    Item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(B) Select Energy, Inc. (Select Energy) provides both wholesale and retail energy services. Select Energy participates in open-access retail electricity markets and in retail pilot programs in the Northeast. Select markets electricity as well as natural gas and energy-related products and services in order to enhance its core electricity service and customer relationships. Select Energy is a registered retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts,
    New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.
    Select Energy is a registered gas marketer with specific local distribution companies in the states of Connecticut, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

(C) Select Energy Portland Pipeline, Inc. (SEPPI) acquired a 5% interest in Portland Natural Gas Transmission System partnership in March 1999.

(D) Effective January 4, 1999, Northeast Generation Services Company (NGS) was established to provide a full range of energy-related operation and maintenance services for large industrial, institutional and power generation customers throughout the 11-state Northeast area. NGS' current business segments focus on providing turnkey Manage and Operate Services
    (MOS) and also a full range of Industrial Services (IS) and Consulting Services (CS).

    MOS is a service that is designed for generation asset owners. NGS has the ability to offer station management and operation services with a focus on optimizing the value of that specific asset with the owner. Within the IS platform, its offerings include mechanical and electrical construction and maintenance services, as well as environmental maintenance/compliance services. Within the CS platform, the product and service offerings include engineering and environmental consulting services, with an emphasis on power plant system design.

(E) HEC Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(F) Reed's Ferry Supply Corporation was purchased by HEC Inc. in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting Inc.

(G) Effective September 30, 1999, HEC/Tobyhanna Energy Project, Inc. was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract (ESPC) project at the Tobyhanna Army Depot.

(H) Select Energy Contracting, Inc. designs, manages and directs the construction of, and/or installing of mechanical, water, and electrical systems, energy and other resource consuming equipment.

(I) Yankee Energy System Inc. is not the "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(J) Yankee Energy Services Company (YESCO) provides a wide range of energy-related services for its customers. YESCO Controls division provides comprehensive building automation with engineering, installation and maintenance of building control systems. YESCO Power division also provided expertise related to the production of thermal and/or electric power.

(K) Housatonic Corporation is not a "reporting company" but is included in this item 1 because it holds, directly or indirectly, voting securities issued by reporting companies as indicated above.

(L) Southbridge Power & Thermal, LLC is a single purpose limited liability company formed to operate and manage facilities at the Southbridge Business Center located in Southbridge, MA., which provides electricity, thermal, compressed air, heated, and wash-water to tenants at the center. These utilities are included in the leases of tenants at the center.

(M) R.M. Services, Inc. provides consumer collection services for companies throughout the United States.

(N) Acumentrics Corporation develops, manufactures and distributes advanced power generation, power quality and power protection devices including a high-speed flywheel and advanced technology fuel cells.

(O) ERI/HEC EFA-Med, LLC is a Delaware limited liability company that was formed by HEC Inc., and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity with the U.S. Navy. Under the contract, the Navy will issue Delivery Orders for energy services work at U.S. Government facilities located in Bahrain, Greece, Egypt, Italy, Spain, Turkey, and the United Kingdom. The LLC will designate either ERI or HEC to perform each of the Delivery Orders. The LLC will also act as the conduit for any project-related financing. ERI Services, Inc. and HEC Inc. each own 50% of the LLC.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
-------------------------------------------------------------------------------

                                                       Person
Company        Type of  Principal                      to Whom      Collateral  Consideration  Company        Amount of
Issuing        Security Amount of    Issue or Cost of  Security     Given With  Received for   Contributing   Capital
Security       Issued   Security     Renewal  Capital  Was Issued   Security    Each Security  Capital        Contribution
-------------- -------- ------------ -------- -------  ------------ ----------  -------------  -------------  ------------
Select
Energy, Inc.   No transactions this quarter.

Select
Energy
Portland
Pipeline, Inc. No transactions this quarter.

Northeast
Generation
Services
Company        No transactions this quarter.

Select Energy
Contracting,
Inc.           No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.           No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.  No transactions this quarter.

Yankee Energy
Services
Company        No transactions this quarter.

Southbridge
Power &
Thermal, LLC   No transactions this quarter.

R.M.
Services, Inc. No transactions this quarter.

Select
                                                       NU
Acumentrics    Common                                  Enterprises,
Corporation    Stock    $5,000,000   Issue    N/A      Inc.         N/A         $5,000,000     N/A            N/A

ERI/HEC
EFA-Med, LLC   N/A      N/A          N/A      N/A      N/A          N/A         N/A            HEC Inc.       $500



ITEM 3 - ASSOCIATE TRANSACTIONS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting companies, respectively.
-------------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.

                                                                       Total Amount
                                                                         Billed*
Reporting               Associate
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                September 30, 2000
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands
                                                                        of Dollars)
Northeast               Select
Generation              Energy, Inc.        Electrical and
Services                                    Mechanical services                    $1
Company                                                             ==================


Northeast               Northeast
Generation              Nuclear Energy      Electrical and
Services                Company             Mechanical services                $1,462
Company                                                             ==================


Northeast               The
Generation              Connecticut
Services                Light & Power       Electrical and
Company                 Company             Mechanical services                   $36
                                                                    ==================

Northeast               Public Service
Generation              Company of          Electrical and
Services                New Hampshire       Mechanical services                  $320
Company                                                             ==================


Northeast               Holyoke Water
Generation              Power Company       Electrical and
Services                                    Mechanical services                $3,076
Company                                                             ==================


Northeast               Northeast
Generation              Generation          Electrical and
Services                Company             Mechanical services                $4,652
Company                                                             ==================

                                            Wholesale
Reeds Ferry             Select Energy       Purchasing
Supply Co., Inc.        Contracting, Inc.   Services                             $124
                                                                    ==================
                                            Phone Center
R.M. Services, Inc.     Yankee Gas          Management
                        Services Company    Services                             $173
                                                                    ==================
Northeast               North Atlantic
Generation              Energy Service      Electrical and
Services                Corporation         Mechanical services                    $2
Company                                                             ==================


Part II - Transactions performed by associate companies on behalf of reporting companies.

                                                                       Total Amount
                                                                         Billed*
Associate               Reporting
Company                 Company             Types of                   Three months
Rendering               Receiving           Services                      ended
Services                Services            Rendered                September 30, 2000
----------------------- ------------------- --------------          ------------------
                                                                        (Thousands

Public Service Company  Select
of New Hampshire        Energy, Inc.        Miscellaneous                         $17
                                                                    ==================


HEC INC.                Select              Engineering Services
                        Energy, Inc.                                              $60
                                                                    ==================
* 'Total Amount Billed' is direct costs only.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
----------------------------------------
                                                  (Thousand of Dollars)

Total consolidated capitalization as of 09/30/00  $4,607,914          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                          691,187          line 2

Greater of $50 million or line 2                             $691,187 line 3

Total current aggregate investment:
 (categorized by major line of
  energy-related business):
   Select Energy, Inc.                               $51,676
   Select Energy Portland Pipeline, Inc.               9,219
   Northeast Generation Services Company                 347
   Select Energy Contracting, Inc.                     9,435
   Reeds Ferry Supply Co., Inc.                          (16)
   HEC/Tobyhanna Energy Project, Inc.                 26,594
   Yankee Energy Services Company                        791
   Southbridge Power & Thermal, LLC                     (240)
   R.M. Services, Inc.                                16,135
   Acumentrics Corporation                             5,000
   ERI/HEC EFA-Med, LLC                                    1
                                                  -----------
   Total current aggregate investment                         118,942 line 4
                                                             ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                            $572,245 line 5
                                                             =========


ITEM 5 - OTHER INVESTMENTS

-------------------------------------------------------------------------------
Instruction
-------------------------------------------------------------------------------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
-------------------------------------------------------------------------------

Major Line        Other          Other
of Energy-     Investment     Investment
Related          in Last        in This      Reason for Difference
Business       U-9C-3 Report  U-9C-3 Report  in Other Investment
-------------  -------------  -------------  ------------------------

NONE


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

-------------------------------------------------------------------------------
Instructions
-------------------------------------------------------------------------------
A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

-------------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and nine months ended September 30, 2000

   Select Energy Portland Pipeline, Inc.:
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and nine months ended September 30, 2000

   Northeast Generation Services Company:
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and nine months ended September 30, 2000

   Select Energy Contracting, Inc.:
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and nine months ended September 30, 2000

   Reeds Ferry Supply Co., Inc.:
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and nine months ended September 30, 2000

   HEC/Tobyhanna Energy Project, Inc.:
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and nine months ended September 30, 2000

   Yankee Energy Services Company:
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and seven months ended September 30, 2000

   Southbridge Power & Thermal, LLC:
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and seven months ended September 30, 2000

   R.M. Services, Inc.:
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and seven months ended September 30, 2000

   ERI/HEC EFA-Med, LLC:
     Not Available as of September 30, 2000

   Northeast Utilities (PARENT):
     Balance Sheet - As of September 30, 2000
     Income Statement-Three months and nine months ended September 30, 2000

B. Exhibits

Exhibit No.   Description
-----------   -----------
6.B.2.1       The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

              Ms. Louise E. Rickard
              Acting Executive Secretary
              Department of Public Utility Control
              10 Franklin Square
              New Britain, CT 06051

              Ms. Mary L. Cottrell, Secretary
              Massachusetts Department of Telecommunications and Energy 100 Cambridge Street
              Boston, MA 02202

              Mr. Thomas B. Getz
              Executive Director and Secretary
              State of New Hampshire
              Public Utilities Commission
              8 Old Suncook Road, Building One
              Concord, NH 03301-7319


SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                           September 30,
                                                               2000
                                                          --------------
                                                            (Thousands
                                                            of Dollars)
ASSETS
------
Current Assets:
  Cash                                                    $         268
  Accounts receivable, including unbilled
    revenues, net                                               136,792
  Accounts receivable from affiliated companies                 118,533
  Taxes receivable                                                  431
  Special deposits                                               12,739
  Unrealized gains on mark-to-market transactions                 7,020
  Prepayments and other                                           5,859
                                                          --------------
    Total current assets                                        281,642
                                                          --------------
Deferred Charges:
  Intangibles, net                                               22,180
  Other                                                          20,091
                                                          --------------
    Total deferred charges                                       42,271
                                                          --------------
Long-Lived Assets:
  Software                                                        5,897
  Other                                                             282
                                                          --------------
                                                                  6,179
   Less: Accumulated provision for depreciation                  (1,782)
                                                          --------------
                                                                  4,397
  Capital additions in progress                                   4,757
                                                          --------------
    Total long-lived assets                                       9,154
                                                           --------------

    Total Assets                                           $     333,067
                                                           ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)

                                                           September 30,
                                                               2000
                                                          --------------
                                                            (Thousands
                                                            of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                   $      87,100
  Advance from parent, non-interest bearing                      29,400
  Accounts payable                                              117,340
  Accounts payable to affiliated companies                       66,477
  Accrued taxes                                                   4,924
  Other                                                           5,550
                                                          --------------
    Total current liabilities                                   310,791
                                                          --------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                      -
  Capital surplus, paid in                                       90,151
  Retained deficit                                              (67,875)
                                                          --------------
    Total stockholders' equity                                   22,276
                                                          --------------

    Total Liabilities and Stockholders' Equity            $     333,067
                                                          ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)


                                            Three Months      Nine Months
                                                Ended            Ended
                                            September 30,    September 30,
                                                2000             2000
                                           --------------   --------------
                                             (Thousands       (Thousands
                                             of Dollars)      of Dollars)

Operating Revenues                         $     546,313    $   1,380,995
                                           --------------   --------------
Operating Expenses:
  Purchased power, net interchange
   power and capacity                            520,810        1,350,117
  Depreciation                                       658            2,094
  Other                                           29,201           38,264
  Taxes other than income taxes                    1,145            3,584
                                           --------------   --------------
       Total operating expenses                  551,814        1,394,059
                                           --------------   --------------

Operating Loss                                    (5,501)         (13,064)
                                           --------------   --------------

Other Income                                          35              641
                                           --------------   --------------

Interest and financing costs                       2,034            8,175
                                           --------------   --------------

       Loss before income taxes                   (7,500)         (20,598)
                                           --------------   --------------

Income Tax Benefit:
  Federal and state income taxes, net             (3,244)          (7,868)
                                           --------------   --------------

Net Loss                                   $      (4,256)   $     (12,730)
                                           ==============   ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY PORTLAND PIPELINE, INC.
BALANCE SHEET
(Unaudited)

                                                       September 30,
                                                           2000
                                                      --------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                $         351
  Taxes receivable                                               44
                                                      --------------
    Total current assets                                        395
                                                      --------------

Investments:
  Other investments                                           9,553
                                                      --------------
    Total investments                                         9,553
                                                      --------------

    Total Assets                                      $       9,948
                                                      ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Deferred Credits:
  Accumulated deferred income taxes                   $         729
                                                      --------------
    Total deferred credits                                      729
                                                      --------------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                                  -
  Capital surplus, paid in                                    9,257
  Retained deficit                                              (38)
                                                      --------------
    Total stockholders' equity                                9,219
                                                      --------------

    Total Liabilities and Stockholders' Equity        $       9,948
                                                      ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                        September 30,
                                                            2000
                                                       --------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------
Current Assets:
  Cash                                                 $         320
  Accounts receivable                                             53
  Accounts receivable from affiliated companies                8,442
  Fuel, materials and supplies, at average cost                  167
  Prepayments and other                                          318
                                                       --------------
    Total current assets                                       9,300
                                                       --------------

Deferred Charges:
  Accumulated deferred income taxes                                1
  Other                                                          267
                                                       --------------
    Total deferred charges                                       268
                                                       --------------

Long-Lived Assets:
  Capital additions in progress                                  115
                                                       --------------


    Total Assets                                       $       9,683
                                                       ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST GENERATION SERVICES COMPANY
BALANCE SHEET
(Unaudited)




                                                        September 30,
                                                            2000
                                                       --------------
                                                         (Thousands
                                                         of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                $       2,100
  Accounts payable                                               579
  Accounts payable to affiliated companies                     4,462
  Accrued taxes                                                1,984
  Other                                                            6
                                                       --------------
    Total current liabilities                                  9,131
                                                       --------------

Deferred Credits:
  Other                                                          205
                                                       --------------

Stockholders' Equity:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                                   -
  Capital surplus, paid in                                     2,010
  Retained deficit                                            (1,663)
                                                       --------------
    Total stockholders' equity                                   347
                                                       --------------

    Total Liabilities and Stockholders' Equity         $       9,683
                                                       ==============


Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.




NORTHEAST GENERATION SERVICES COMPANY
INCOME STATEMENT
(Unaudited)


                                        Three Months       Nine Months
                                            Ended             Ended
                                        September 30,     September 30,
                                            2000              2000
                                       --------------    --------------
                                         (Thousands        (Thousands
                                         of Dollars)       of Dollars)

Operating Revenues                     $      12,272     $      30,096
                                       --------------    --------------

Operating Expenses:
  Operation and maintenance                   11,452            30,181
  Taxes other than income taxes                   70               686
                                       --------------    --------------
       Total operating expenses               11,522            30,867
                                       --------------    --------------

Operating Income/(Loss)                          750              (771)
                                       --------------    --------------

Other (Loss)/Income                               (7)                1
                                       --------------    --------------

Interest and financing costs                      58               117
                                       --------------    --------------

      Income/(loss) before income taxes          685              (887)
                                       --------------    --------------
Income Tax Expense/(Benefit):
  Federal and state income taxes, net            256              (351)
                                       --------------    --------------

Net Income/(Loss)                      $         429     $        (536)
                                       ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)


                                                       September 30,
                                                           2000
                                                      --------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                $         374
  Accounts receivable                                         2,909
  Inventory                                                     173
  Prepayments and other                                          93
                                                      --------------
    Total current assets                                      3,549
                                                      --------------

Long-Lived Assets:
  Other                                                       1,700
                                                      --------------
                                                              1,700
    Less:  Accumulated provision for depreciation              (377)
                                                      --------------
                                                              1,323
  Organization costs, net                                    11,266
                                                      --------------
    Total long-lived assets                                  12,589
                                                      --------------

    Total Assets                                      $      16,138
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY CONTRACTING, INC.
BALANCE SHEET
(Unaudited)

                                                       September 30,
                                                           2000
                                                      --------------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                    $       1,896
  Accounts payable to affiliated companies                    3,639
  Accrued taxes                                                 101
                                                      --------------
    Total current liabilities                                 5,636
                                                      --------------

Long-term Liabilities:
  Note payable                                                1,000
  Deferred taxes                                                 67
                                                      --------------
    Total long-term liabilities                               1,067
                                                      --------------

Stockholders' Equity:
  Common stock, $1 par value - 100 shares
   authorized and outstanding                                  -
  Capital surplus, paid in                                    9,010
  Retained earnings                                             425
                                                      --------------
    Total stockholders' equity                                9,435
                                                      --------------

    Total Liabilities and Stockholders' Equity        $      16,138
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


SELECT ENERGY CONTRACTING, INC.
INCOME STATEMENT
(Unaudited)


                                                 Three Months     Nine Months
                                                     Ended           Ended
                                                 September 30,   September 30,
                                                     2000            2000
                                                --------------  --------------
                                                  (Thousands      (Thousands
                                                  of Dollars)     of Dollars)

Operating Revenues                              $       4,396   $      12,918
                                                --------------  --------------

Operating Expenses:
  Other                                                 3,958          11,623
  Amortization                                            156             467
                                                --------------  --------------
       Total operating expenses                         4,114          12,090
                                                --------------  --------------

Operating Income                                          282             828
                                                --------------  --------------

Other Income                                               15              32
                                                --------------  --------------

Interest and financing costs                               92             284
                                                --------------  --------------

      Income before income taxes                          205             576
                                                --------------  --------------
Income Tax Expense:
  Federal and state income taxes, net                      48             228
                                                --------------  --------------

Net Income                                      $         157   $         348
                                                ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


REEDS FERRY SUPPLY CO., INC.
BALANCE SHEET
(Unaudited)

                                                       September 30,
                                                           2000
                                                      --------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                $           7
  Accounts receivable                                            63
                                                      --------------
    Total current assets                                         70
                                                      --------------

Long-Lived Assets:
  Organization costs, net                                       272
                                                      --------------
    Total long-lived assets                                     272
                                                      --------------

    Total Assets                                      $         342
                                                      ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Accounts payable                                    $          63
  Accounts payable to associated companies                      295
                                                      --------------
    Total current liabilities                                   358
                                                      --------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 100 shares                                 -
  Capital surplus, paid in                                        4
  Retained deficit                                              (20)
                                                      --------------
    Total stockholders' equity                                  (16)
                                                      --------------

    Total Liabilities and Stockholders' Equity        $         342
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



REEDS FERRY SUPPLY CO., INC.
INCOME STATEMENT
(Unaudited)

                                         Three Months     Nine Months
                                             Ended           Ended
                                         September 30,   September 30,
                                             2000            2000
                                        --------------  --------------
                                          (Thousands      (Thousands
                                          of Dollars)     of Dollars)

Operating Revenues                      $         124   $         592
                                        --------------  --------------

Operating Expenses:
  Other                                           124             592
  Amortization                                      5              15
                                        --------------  --------------
       Total operating expenses                   129             607
                                        --------------  --------------

Operating Loss                                     (5)            (15)
                                        --------------  --------------

Net Loss                                $          (5)  $         (15)
                                        ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



HEC/TOBYHANNA ENERGY PROJECT, INC.
BALANCE SHEET
(Unaudited)




                                                       September 30,
                                                           2000
                                                      --------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Current Assets:
  Cash                                                $       6,015
  Accounts receivable                                           417
  Accounts receivable from affiliated companies                 268
                                                      --------------
    Total current assets                                      6,700
                                                      --------------

Long-Lived Assets:
  Other                                                      20,179
                                                      --------------
                                                             20,179
    Less: Accumulated provision for depreciation                (32)
                                                      --------------
    Total long-lived assets                                  20,147
                                                      --------------

       Total Assets                                   $      26,847
                                                      ==============


CAPITALIZATION AND LIABILITIES
------------------------------------
Capitalization:
  Common stock, $1 par value - authorized
   and outstanding 100 shares                         $        -
  Capital surplus, paid in                                     -
  Retained earnings                                             117
                                                      --------------
    Total common stockholder's equity                           117
  Long-term debt                                             26,477
                                                      --------------
    Total capitalization                                     26,594
                                                      --------------
Current Liabilities:
  Accrued Interest                                              253
                                                      --------------

    Total Capitalization and Liabilities              $      26,847
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


HEC/TOBYHANNA ENERGY PROJECT, INC.
INCOME STATEMENT
(Unaudited)




                                         Three Months     Nine Months
                                             Ended           Ended
                                         September 30,   September 30,
                                             2000            2000
                                        --------------  --------------
                                          (Thousands      (Thousands
                                          of Dollars)     of Dollars)

Other Income                            $         459   $         459
                                        --------------  --------------

Interest and financing costs                      342             342
                                        --------------  --------------


Net Income                              $         117   $         117
                                        ==============  ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       September 30,
                                                           2000
                                                      --------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                        $       4,939
  Investment in subsidiary company, at equity                     2
                                                      --------------
    Total other property and investments                      4,941
                                                      --------------

Current Assets:
  Accounts receivable                                           811
  Accounts receivable from affiliated companies                  11
  Taxes receivable                                            1,439
  Fuel, materials and supplies, at average cost                 210
                                                      --------------
    Total current assets                                      2,471
                                                      --------------

Deferred Charges:
  Accumulated deferred income taxes                           1,298
  Goodwill                                                      433
  Miscellaneous work in progress                             13,198
  Other                                                         550
                                                      --------------
    Total deferred charges                                   15,479
                                                      --------------


    Total Assets                                      $      22,891
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


YANKEE ENERGY SERVICES COMPANY
BALANCE SHEET
(Unaudited)

                                                       September 30,
                                                           2000
                                                      --------------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies               $      21,830
  Accounts payable                                                7
  Accounts payable to affiliated companies                       32
  Other                                                         138
                                                      --------------
    Total current liabilities                                22,007
                                                      --------------

Deferred Credits:
  Other                                                          93
                                                      --------------
    Total deferred credits                                       93
                                                      --------------

Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                         $1
  Capital surplus, paid in                                    1,592
  Retained deficit                                             (802)
                                                      --------------
    Total stockholders' equity                                  791
                                                      --------------

    Total Liabilities and Stockholders' Equity        $      22,891
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


YANKEE ENERGY SERVICES COMPANY
INCOME STATEMENT
(Unaudited)



                                                                  Seven Months
                                                  Three Months        Ended
                                                      Ended       September 30,
                                                  September 30,       2000
                                                      2000             (a)
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $         374   $       4,105
                                                 --------------  --------------
Operating Expenses:
  Other                                                    156           4,414
  Depreciation                                              93             368
                                                 --------------  --------------
       Total operating expenses                            249           4,782
                                                 --------------  --------------

Operating Income/(Loss)                                    125            (677)
                                                 --------------  --------------

Other Income                                                30             548
                                                 --------------  --------------

Interest and financing costs                               278             673
                                                 --------------  --------------

Net Loss                                         $        (123)  $        (802)
                                                 ==============  ==============

(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SOUTHBRIDGE POWER & THERMAL, LLC
BALANCE SHEET
(Unaudited)


                                                        September 30,
                                                            2000
                                                       --------------
                                                         (Thousands
                                                         of Dollars)
ASSETS
------
Current Assets:
  Accounts receivable                                  $         125
  Other                                                          591
                                                       --------------
    Total current assets                                         716
                                                       --------------

    Total Assets                                       $         716
                                                       ==============


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies                $         345
  Accounts payable to affiliated companies                       587
  Other                                                           24
                                                       --------------
    Total current liabilities                                    956
                                                       --------------

Stockholders' Equity:
  Common stock, $0 par value - authorized
   and outstanding 200 shares                                  -
  Capital surplus, paid in                                         2
  Retained deficit                                              (242)
                                                       --------------
    Total stockholders' equity                                  (240)
                                                       --------------

    Total Liabilities and Stockholders' Equity         $         716
                                                       ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



SOUTHBRIDGE POWER & THERMAL, LLC
INCOME STATEMENT
(Unaudited)



                                                        Seven Months
                                        Three Months        Ended
                                            Ended       September 30,
                                        September 30,       2000
                                            2000             (a)
                                       --------------  --------------
                                         (Thousands      (Thousands
                                         of Dollars)     of Dollars)

Operating Revenues                     $        -      $       1,249
                                       --------------  --------------

Operating Expenses:
  Other                                           25           1,407
                                       --------------  --------------
       Total operating expenses                   25           1,407
                                       --------------  --------------

Operating Loss                                   (25)           (158)
                                       --------------  --------------

Interest and financing costs                       8              25
                                       --------------  --------------

       Loss before income taxes                  (33)           (183)
                                       --------------  --------------
Income Tax Expense:
  Federal and state income taxes, net             13              84
                                       --------------  --------------

Net Loss                               $         (46)  $        (267)
                                       ==============  ==============

(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


R.M. SERVICES, INC.
BALANCE SHEET
(Unaudited)


                                                       September 30,
                                                           2000
                                                      --------------
                                                        (Thousands
                                                        of Dollars)
ASSETS
------
Other Property and Investments:
  Nonutility property, at cost                        $       4,398
                                                      --------------
    Total other property and investments                      4,398
                                                      --------------

Current Assets:
  Cash                                                            8
  Accounts receivable                                           706
  Accounts receivable from affiliated companies                 220
                                                      --------------
    Total current assets                                        934
                                                      --------------

Deferred Charges:
  Accumulated deferred income taxes                              55
  Goodwill                                                   14,576
  Other                                                         226
                                                      --------------
    Total deferred charges                                   14,857
                                                      --------------

    Total Assets                                      $      20,189
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


R.M. SERVICES, INC.
BALANCE SHEET
(Unaudited)

                                                       September 30,
                                                           2000
                                                      --------------
                                                        (Thousands
                                                        of Dollars)
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current Liabilities:
  Notes payable to affiliated companies               $       2,074
  Accounts payable                                              351
  Accounts payable to affiliated companies                      176
  Accrued taxes                                                 680
  Other                                                         121
                                                      --------------
    Total current liabilities                                 3,402
                                                      --------------

Deferred Credits:
  Other                                                         652
                                                      --------------
    Total deferred credits                                      652
                                                      --------------
Stockholders' Equity:
  Common stock, $0 par value - 10,000 shares
   authorized and 200 shares outstanding                          1
  Capital surplus, paid in                                   16,398
  Retained deficit                                             (264)
                                                      --------------
    Total stockholders' equity                               16,135
                                                      --------------

    Total Liabilities and Stockholders' Equity        $      20,189
                                                      ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.


R.M. SERVICES, INC.
INCOME STATEMENT
(Unaudited)


                                                                  Seven Months
                                                  Three Months        Ended
                                                      Ended       September 30,
                                                  September 30,       2000
                                                      2000             (a)
                                                 --------------  --------------
                                                   (Thousands      (Thousands
                                                   of Dollars)     of Dollars)

Operating Revenues                               $       1,893   $       4,941
                                                 --------------  --------------
Operating Expenses:
  Other                                                  1,650           4,078
  Depreciation                                             262             406
  Taxes other than income taxes                             25              32
                                                 --------------  --------------
       Total operating expenses                          1,937           4,516
                                                 --------------  --------------

Operating (Loss)/Income                                    (44)            425
                                                 --------------  --------------

Other Loss                                                (150)           (602)
                                                 --------------  --------------

Interest and financing costs                                45              85
                                                 --------------  --------------

       Loss before income taxes                           (239)           (262)
                                                 --------------  --------------

Income Tax Expense:
  Federal and state income taxes, net                        1               2
                                                 --------------  --------------

Net Loss                                         $        (240)  $        (264)
                                                 ==============  ==============

(a) Northeast Utilities acquired Yankee Energy System Inc. on March 1, 2000.

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                               September 30,
                                                                   2000
                                                              --------------
                                                                (Thousands
                                                                of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........      $   2,877,833
  Investments in transmission companies, at equity......             14,986
  Other, at cost........................................                 54
                                                              --------------
                                                                  2,892,873
                                                              --------------

Current Assets:
  Cash..................................................              1,860
  Notes receivable from affiliated companies............             69,300
  Notes and accounts receivable.........................                590
  Accounts receivable from affiliated companies.........             52,203
  Prepayments...........................................             21,335
                                                              --------------
                                                                    145,288
                                                              --------------

Deferred Charges:
  Unamortized debt expense..............................                 13
  Other.................................................              1,722
                                                              --------------
                                                                      1,735
                                                              --------------

      Total Assets......................................      $   3,039,896
                                                              ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                              September 30,
                                                                  2000
                                                             --------------
                                                               (Thousands
                                                               of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value - Authorized
   225,000,000 shares; 148,695,939 shares issued and
   143,590,018 shares outstanding......................      $     743,480
  Capital surplus, paid in.............................          1,094,996
  Deferred contribution plan - employee stock
   ownership plan......................................           (118,554)
  Retained earnings....................................            691,164
  Accumulated other comprehensive income...............              2,699
                                                             --------------
    Total common shareholders' equity..................          2,413,785
  Long-term debt.......................................            130,826
                                                             --------------

         Total capitalization..........................          2,544,611
                                                             --------------

Current Liabilities:
  Notes payable to banks...............................            426,000
  Accounts payable.....................................                 99
  Accounts payable to affiliated companies.............                603
  Long-term debt - current portion.....................             20,000
  Accrued taxes........................................              7,362
  Accrued interest.....................................              8,112
  Accrued Con Edison/Northeast Utilities merger fees...              3,007
  Other................................................                  7
                                                             --------------
                                                                   465,190
                                                             --------------
Accumulated deferred income taxes......................              5,419
Other deferred credits.................................             24,676
                                                             --------------
                                                                    30,095
                                                             --------------

      Total Capitalization and Liabilities.............      $   3,039,896
                                                             ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.



NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
    (Unaudited)

                                                       Three Months       Nine Months
                                                          Ended             Ended
                                                       September 30,     September 30,
                                                           2000              2000
                                                      --------------    --------------
                                                       (Thousands        (Thousands
                                                       of Dollars)       of Dollars)
Operating Revenues..................................  $        -        $        -
                                                      --------------    --------------
Operating Expenses:
  Operation expense.................................          1,715            15,605
  Federal and state income taxes....................            121               117
  Taxes other than income taxes.....................           -                    6
                                                      --------------    --------------
       Total operating expenses.....................          1,836            15,728
                                                      --------------    --------------

Operating Loss......................................         (1,836)          (15,728)
                                                      --------------    --------------
Other Income:
  Equity in earnings of subsidiaries................         78,979           199,761
  Equity in earnings of transmission companies......            653             1,842
  Other, net........................................          2,289             1,039
                                                      --------------    --------------
       Other income, net............................         81,921           202,642
                                                      --------------    --------------

       Income before interest charges...............         80,085           186,914
                                                      --------------    --------------
Interest Charges:
  Interest on long-term debt........................          3,246             9,823
  Other interest....................................         11,296            24,755
                                                      --------------    --------------
        Interest charges............................         14,542            34,578
                                                      --------------    --------------

Net Income for Common Shares........................  $      65,543     $     152,336
                                                      ==============    ==============

Basic Earnings per Common Share.....................  $        0.46     $        1.08
                                                      ==============    ==============
Fully Diluted Earnings per Common Share.............  $        0.45     $        1.08
                                                      ==============    ==============
Basic Common Shares Outstanding (average)               143,535,147       140,829,337
                                                      ==============    ==============
Fully Diluted Common Shares Outstanding (average)       144,189,458       141,449,402
                                                      ==============    ==============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.



                                 Northeast Utilities
                                 Select Energy, Inc.
                         Select Energy Portland Pipeline, Inc.
                         Northeast Generation Services Company
                            Select Energy Contracting, Inc.
                              Reeds Ferry Supply Co., Inc.
                          HEC/Tobyhanna Energy Project, Inc.
                                 ERI/HEC EFA-Med, LLC
                            Yankee Energy Services Company
                                  R.M. Services, Inc.
                               Acumentrics Corporation


                       Notes to Financial Statements (Unaudited)

1.  About Northeast Utilities

Northeast Utilities (NU) is the parent company of the Northeast Utilities system (NU system). The NU system's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO). Another wholly owned subsidiary, North Atlantic Energy Corporation, sells all of its entitlement to the capacity and output of the Seabrook Station (Seabrook) nuclear unit to PSNH under the terms of two life-of-unit, full cost recovery contracts. A fifth wholly owned subsidiary, Holyoke Water Power Company, is also engaged in the production and distribution of electric power.

Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies. Northeast Nuclear Energy Company acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the NU system companies.

NU Enterprises, Inc. (NUEI) is a wholly owned subsidiary of NU and acts as a holding company for NU's unregulated energy service companies. Select Energy, Inc. (Select Energy), Select Energy Portland Pipeline, Inc. (SEPPI), Northeast Generation Services Company (NGS), HEC Inc. (HEC), and Mode 1 Communications, Inc., engage in a variety of energy-related and telecommunications activities, as applicable, primarily in the unregulated energy retail and wholesale commodity, marketing and services fields. Northeast Generation Company (NGC) was formed to acquire generating facilities. Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), and the HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna) are wholly owned subsidiaries of HEC. Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50% owned by HEC.

Yankee Energy System, Inc. (Yankee) maintains certain wholly owned subsidiaries including Yankee Energy Services Company (YESCO) and R.M. Services, Inc.
(R.M. Services). In June 2000, Southbridge Power & Thermal, LLC, another wholly owned subsidiary of Yankee, was sold to an unaffiliated company.

On September 26, 2000, NUEI invested $10 million in Acumentrics Corporation (Acumentrics) in return for a 5 percent ownership share of that company.

Select Energy, SEPPI, NGS, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, ERI/HEC, YESCO, R.M. Services, and Acumentrics are "energy-related companies" under Rule 58.

2.  About Select Energy

Select Energy provides both wholesale and retail energy and energy services in the Northeast. In addition, Select Energy markets natural gas and develops and markets energy related products and services in order to enhance its core electric service offerings and customer relationships.

Select Energy is a retail electricity supplier in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island and is a registered gas marketer with specific local distribution companies in the states of Connecticut, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, and Rhode Island.

Beginning in January 2000, Select Energy's contract with NGC, to purchase 1,289 megawatts (MW) of capacity and energy significantly reduced the load-following risk and allowed Select Energy to better manage its portfolio profitability.
On January 1, 2000, Select Energy began serving one-half of CL&P's standard offer requirement for a 4-year period. Select Energy's obligation to service this load requirement was approximately 2,000 MW beginning in July 2000, when 100 percent of CL&P's customers were able to choose their electric supplier.
In addition, beginning in January 2000, Select Energy assumed responsibility for serving 30 market based wholesale contracts, totaling approximately 500 MW, throughout New England with electric energy supply that was previously provided by CL&P and WMECO.

3.  About SEPPI

SEPPI was formed for the purpose of acquiring a five percent interest in the Portland Natural Gas Transmission System partnership. Coincident with that acquisition, Select Energy agreed to purchase capacity of 30,000 mcf/day for a 20-year term.

4.  About NGS

NGS was formed to provide management, operation and maintenance services to the electric generation market, as well as to large industrial customers in the Northeast. NGS also provides consulting services which include engineering services, construction management, permitting, and compliance management.

5.  About Select Energy Contracting

Select Energy Contracting, formerly known as HEC International Corporation, designs, manages, and directs the construction of, and/or installation of mechanical, water and electrical systems, energy and other resource consuming equipment.

6.  About Reeds Ferry

Reeds Ferry was acquired by HEC in August 1999 as an equipment wholesaler to purchase equipment on behalf of Select Energy Contracting.

7.  About HEC/Tobyhanna

Effective September 30, 1999, HEC/Tobyhanna was established as a special purpose entity to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

8.  About ERI/HEC

ERI/HEC was established on September 30, 2000, by HEC and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy. ERI/HEC is 50% owned by HEC.

9.  About YESCO

YESCO provides a wide range of energy-related services for its customers. The YESCO controls division provides comprehensive building automation with engineering, installation and maintenance of building control systems. The YESCO power division also provides expertise related to the production of thermal and/or electric power.

10.  About R.M. Services

R.M. Services provides consumer collection services for companies throughout the United States.

11.  About Acumentrics

On September 26, 2000, NUEI invested $10 million in Acumentrics in return for a 5 percent ownership share of that company. Acumentrics is a privately owned producer of advanced power generation and power protection technologies applicable to homes, telecommunications, commercial businesses, industrial facilities, and the auto industry.

12.  Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
Act), and NU and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the NU system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The NU system operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

13.  Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

14.  Commodity Derivatives

Select Energy, primarily through trading and marketing, manages its exposure to risk from existing contractual commitments and provides risk management services to its customers through forward contracts, futures, over-the-counter swap agreements, and options (collectively, "commodity derivatives"). Select Energy engages in the trading of commodity derivatives, and therefore experiences net open positions. Select Energy manages these open positions with strict policies which limit its exposure to market risk and requires daily reporting to management of potential financial exposure. Commodity derivatives utilized for trading purposes are accounted for using the mark-to-market method, under Emerging Issues Task Force Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities." Under this methodology, these instruments are adjusted to market value, and the unrealized gains and losses are recognized in income in the current period. The mark-to-market position at September 30, 2000, was a positive $7 million.

15.  Special Deposits

Special deposits include cash collateral posted in connection with various power purchase and sales agreements.

16.  Advance from Parent, Non-Interest Bearing

Select Energy received cash advances totaling $29.4 million from NUEI during 1999 and intends to repay the advances upon acquisition of external financing at an unspecified date in the future. No interest is being accrued on these transactions. No advances were received during the three months ended September 30, 2000.



                  QUARTERLY REPORT OF SELECT ENERGY, INC.

                             SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                         NORTHEAST UTILITIES
                  ---------------------------------
                     (Registered Holding Company)




              By: /s/ John J. Roman
                  ---------------------------------
                  (Signature of Signing Officer)


                  John J. Roman
                  ---------------------------------
                  Vice President and Controller
                  ---------------------------------
                  Date:  November 28, 2000
                  ---------------------------------